Mail Stop 4561

December 17, 2008

Eugene M. Weiss
President
YzApp International, Inc.
666 Burrard Street, Suite 500
Vancouver, British Columbia, Canada Y6C3P6

>   **Re: YzApp International, Inc.**
>   **Form 8-K Filed December 10, 2008**
>   **File No. 000-52899**

Dear Mr. Weiss:

    We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief